UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016.

Commission File Number: 001-35197

LAKE SHORE GOLD CORP.
(Translation of registrant's name into English)

181 University Avenue, Suite 2000, Toronto, Ontario Canada M5H 3M7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐                          Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2016	LAKE SHORE GOLD CORP. By: /s/ Alasdair Federico Name: Alasdair Federico Title: VP, General Counsel & Secretary

EXHIBITS
Exhibit No.	Exhibit Description
99.1

Press Release, dated February 8, 2016, announcing that Lake Shore Gold Corp. ("Lake Shore Gold") has entered into a definitive agreement (the "Arrangement Agreement") whereby Tahoe Resources Inc. ("Tahoe") will acquire all of the issued and outstanding shares of Lake Shore Gold (the "Transaction"). Under the terms of the Arrangement Agreement, all of the Lake Shore Gold issued and outstanding common shares will be exchanged on the basis of 0.1467 of a Tahoe common share per each Lake Shore Gold common share. Upon completion of the Transaction, existing Tahoe and Lake Shore Gold shareholders will own approximately 74% and 26% of the pro forma company, respectively, on a fully-diluted in-the-money basis.